BHP Billiton Limited - Quarterly Share Buy-Back Report

As has been announced previously, BHP Billiton Limited is conducting an on-market share buy-back.

Under section 204.33 of the NYSE Listed Company Manual, I report that
BHP Billiton Limited purchased 4,134,622 shares pursuant to this buy-back during the period 1 July to 30 September 2001. All of these shares have been cancelled.




Yours sincerely,

Roger Taylor
Assistant Company Secretary
cc.	US SEC